SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated 21 December 2005 relating to appointment of Non-executive Directors, resignation of Directors and appointment of Alternate Directors

1.2	Joint Announcement dated 21 December 2005 on connected transactions relating to the provision of financial assistance to connected persons

1.3	Joint Press Release dated 21 December 2005 relating to the acquisition of a certain stake in the Company by Orascom Telecom Holding (S.A.E.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Dennis Lui
Dennis Lui
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

APPOINTMENT OF NON-EXECUTIVE DIRECTORS, RESIGNATION OF

DIRECTORS AND APPOINTMENT OF ALTERNATE DIRECTORS

The Board of Directors of the Company is pleased to announce that, with effect from 21 December 2005

(1)	Messrs. Naguib Sawiris and Aldo Mareuse have been appointed as non-executive Directors of the Company;

(2)	Messrs. Martin Michlmayr and Ragy Soliman have been nominated their respective alternate Directors;

(3)	Mrs. Susan Chow, Ms. Agnes Nardi, Mr. Ting Chan and Mr. Cliff Woo have resigned as Directors of the Company and are re-appointed as alternate Directors of Messrs. Canning Fok, Frank Sixt, Dennis Lui and Tim Pennington respectively.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) is pleased to announce that Messrs. Naguib Sawiris and Aldo Mareuse have been appointed as non-executive Directors of the Company with effect from 21 December 2005.

Mr. Naguib Sawiris, aged 51, is the Chairman of the Board of Directors and Chief Executive Officer of Orascom Telecom Holding. Mr. Sawiris is also Chairman of Wind in Italy, the Chairman of the Board of Directors of Egyptian Company for Mobile Services (ECMS), commonly referred to as MobiNil and Orascom Telecom Algeria. In addition, Mr. Sawiris has served as the Orascom Telecom Holding representative on the Board of Directors of the GSM Association since 2003. Mr. Sawiris is a member of both the Board of Trustees and the Board of Directors of the Arab Thought

Foundation and a member of the Board of Trustees and the Head of the Financial Committee of the French University in Cairo. Mr. Sawiris also serves as a member of the Board of Directors of the Egyptian Counsel for Foreign Affairs, the Consumer Rights Protection Association and the Cancer Society of Egypt. Mr. Naguib Sawiris, has been recently elected to the membership of the New York Stock Exchange (NYSE) International Advisory Committee. Mr. Sawiris received a degree in Mechanical Engineering and a Master’s degree in Technical Administration from the Swiss Institute of Technology and a degree from ETH Switzerland.

Mr. Aldo Mareuse, aged 41, joined Orascom Telecom Holding in 2002 as Chief Financial Officer. Mr. Mareuse is a member of the Board of Directors of Orascom Telecom’s Algerian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the Board of Directors of Wind, a mobile and fixed telecommunication operator in Italy. Prior to joining Orascom Telecom, Mr. Aldo Mareuse worked from 1990 to 2002 in various positions and locations in the Investment Banking Division of Credit Suisse First Boston. His last position within Credit Suisse First Boston was Managing Director in the Investment Banking Division, Telecommunications Group. Mr. Mareuse received an Engineering degree from Ecole Centrale de Lyon.

Mr. Martin Michlmayr, aged 34, is Corporate Finance Director at Orascom Telecom and a founding member of Orascom Telecom’s Paris based Corporate Finance office which he joined in July 2002. Since then, he has managed the development and execution of financings, acquisitions and divestitures for Orascom Telecom’s businesses. Prior to joining Orascom Telecom, Mr. Michlmayr worked in the Investment Banking Division at JPMorgan beginning in 1998 in New York where he worked in the bank’s high yield bond and mergers and acquisitions departments. In 2000, he moved to London to focus on companies in the telecommunications sector. From 1992 to 1997, Mr. Michlmayr worked for Bank of America and AIG in San Francisco. Mr. Michlmayr holds a Bachelor of Arts degree in German Literature from the University of California at San Diego and a Master’s degree in Business Administration from the Fuqua School of Business at Duke University.

Mr. Ragy Soliman, aged 31, is Legal Affairs Director at Orascom Telecom. Since his appointment with Orascom Telecom in April 2003, Mr. Soliman has worked on many of Orascom’s major acquisitions. Prior to joining Orascom Telecom, Mr. Soliman represented a broad range of international corporate and governmental clients as a Senior Associate with Egyptian and International law firms. Mr. Soliman holds a Bachelor of Law (LL.B) from Cairo University and a Master’s degree in International Business Law from University of London.

None of Messrs. Sawiris, Mareuse, Michlmayr and Soliman has held any other positions with the Company or other members of the Company’s group nor held any directorships in other listed public companies. None of Messrs. Sawiris, Mareuse, Michlmayr and Soliman has any relationships with any other directors, senior management, substantial or controlling shareholders of the Company. As at today’s date, Mr. Michlmayr holds 2,000 ADRs. Save as aforesaid, none of Messrs. Sawiris, Mareuse and Soliman has any interests in the shares of the Company within the meanings of Part XV of the Securities and Futures Ordinance.

The appointment of each of Messrs. Sawiris and Mareuse as a non-executive Director of the Company, and of Messrs. Michlmayr and Soliman as their respective alternates, is for an initial term ending on the date of the Company’s next Annual General Meeting subject to his re-election as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the articles of association of the Company and the continued approval of the Board. As non-executive Directors of the Company, each of Messrs. Sawiris and Mareuse is entitled to an annual fee of US$35,000 (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other executive Directors of the Company.

The Board further announces that with effect from 21 December 2005, Mrs. Susan Chow, Ms. Agnes Nardi, Mr. Ting Chan and Mr. Cliff Woo have resigned as Directors of the Company and are re-appointed as alternate Directors of Messrs. Canning Fok, Frank Sixt, Dennis Lui and Tim Pennington respectively.

There are no other matters that need to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Non-executive Directors:

Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning)
Mr. CHAN Ting Yu	Mr. Frank John SIXT
(Alternate to Mr. Dennis Pok Man Lui)	Ms. NARDI, Kar Wai Agnes (Alternate to Mr. Frank John Sixt)
Mr. WOO Chiu Man, Cliff	Mr. Naguib SAWIRIS
(Alternate to Mr. Tim Pennington)	Mr. Aldo MAREUSE
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 21 December 2005

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON WHAMPOA LIMITED	HUTCHISON TELECOMMUNICATIONS
INTERNATIONAL LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 013)	(incorporated in the Cayman Islands with limited liability)
(Stock Code: 2332)

JOINT ANNOUNCEMENT

CONNECTED TRANSACTIONS

The HWL Board and the HTIL Board announce that on 17 December 2005, JKF and UMT entered into the Loan Agreement for a term loan facility of up to INR5,100 million (or approximately US$113.2 million or HK$877.5 million) on a joint and several basis entitling the Lender to request that JKF and/or UMT repay the Lender an amount equivalent to the total outstanding indebtedness under the Term Loan Facility.

On 19 December 2005, HTIL entered into the SBLC Credit Agreement to procure the issue of a short term one year SBLC with a face value of up to US$125 million (or approximately HK$969 million) in support of the obligations of JKF and UMT in respect of the Term Loan Facility.

Each of JKF and UMT is an indirect non wholly owned subsidiary of both HWL and HTIL and a connected person of HWL and HTIL by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other Indian subsidiaries of both HWL and HTIL.

The entering into of the Loan Agreement by JKF and UMT on a joint and several basis and the procurement of the SBLC by HTIL each constitutes a connected transaction for both HWL and HTIL under Listing Rule 14A.13(2)(a)(i). As the Loan Agreement and the provision of the SBLC are each on normal commercial terms and the relevant percentage ratios for both HWL and HTIL are more than 0.1% but less than 2.5%, the provision of such financial assistance is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

On 17 December 2005, JKF and UMT entered into the Loan Agreement for a term loan facility of up to INR5,100 million (or approximately US$113.2 million or HK$877.5 million) on a joint and several basis entitling the Lender to request that JKF and/or UMT repay the Lender an amount equivalent to the total outstanding indebtedness under the Term Loan Facility.

On 19 December 2005, HTIL entered into the SBLC Credit Agreement to procure the issue of a short term one year SBLC of up to US$125 million (or approximately HK$969 million) in support of the obligations of JKF and UMT in respect of the Term Loan Facility.

LOAN AGREEMENT

Date	:	17 December 2005

The Parties	:	(1) JKF and UMT as borrowers (on a joint and several basis)

(2) the Lender

Term Loan Facility	:	A term loan facility of up to INR5,100 million (or approximately US$113.2 million or HK$877.5 million) subject to and in accordance with the terms and conditions of the Loan Agreement

Terms and conditions	:	on normal commercial terms

To the best of the knowledge of the HWL Directors, information and belief and having made all reasonable enquiries, the Lender and its ultimate beneficial controlling owners are third parties independent of HWL and connected persons of HWL.

To the best of the knowledge of the HTIL Directors, information and belief and having made all reasonable enquiries, the Lender and its ultimate beneficial controlling owners are third parties independent of HTIL and connected persons of HTIL.

SBLC CREDIT AGREEMENT

Date	:	19 December 2005

Parties	:	(1) HTIL as SBLC applicant

(2) SBLC Issuer

Facility	:	US$125 million (or approximately HK$969 million) as security for the obligations of JKF and UMT in respect of the Term Loan Facility

Terms and conditions	:	on normal commercial terms

To the best of the knowledge of the HWL Directors, information and belief and having made all reasonable enquiries, the SBLC Issuer and its ultimate beneficial controlling owners are third parties independent of HWL and connected persons of HWL.

To the best of the knowledge of the HTIL Directors, information and belief and having made all reasonable enquiries, the SBLC Issuer and its ultimate beneficial controlling owners are third parties independent of HTIL and connected persons of HTIL.

HTIL is entitled to receive from JKF and UMT a credit support fee at a normal commercial rate for procuring the issue of the SBLC.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

JKF and UMT hold part of the HWL Group and HTIL Group’s economic interest in Hutchison Essar Limited (“HEL”), the HWL Group and HTIL Group’s operating company in India that also holds the shares in the HWL Group and HTIL Group’s other five operating companies in India. The HWL Group and HTIL Group bear a significant degree of economic risk and reward in relation to HEL and have the benefit of call options over all of the shares in JKF and UMT that are not presently held by the HWL Group and HTIL Group. A substantial part of the funding to be provided under the Term Loan Facility is to enable JKF and UMT to acquire shares to be issued by HEL pursuant to a rights issue. This equity funding will be used to continue the expansion of the HWL Group’s and HTIL Group’s business in India and ensure that the HWL Group and HTIL Group maintain their present level of economic interest in HEL interest held through minority stakes in HEL. The HWL Board and the HTIL Board consider it in the interests of HTIL to provide financial assistance to JKF and UMT in order to preserve the value of the HWL Group and HTIL Group’s interest in HEL.

JKF and UMT have agreed to be jointly and severally liable in respect of the Term Loan Facility in order to maximise their flexibility in utilising the Term Loan Facility for funding and operational purposes.

The HWL Board, including the Independent Non-executive HWL Directors, consider that the Loan Agreement, the SBLC Credit Agreement and the provisions of financial assistance as mentioned hereinabove are on normal commercial terms, which were arrived at after arm’s length negotiations between the parties, and are fair and reasonable insofar as the shareholders of HWL are concerned.

The HTIL Board, including the Independent Non-executive HTIL Directors, consider that the Loan Agreement, the SBLC Credit Agreement and the provisions of financial assistance as mentioned hereinabove are on normal commercial terms, which were arrived at after arm’s length negotiations between the parties, and are fair and reasonable insofar as the shareholders of HTIL are concerned.

GENERAL

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy and infrastructure, finance and investments; and telecommunications. The HTIL Group is a global provider of telecommunications services.

Each of JKF and UMT is a holding company in respect of part of the HWL Group and HTIL Group’s interest in telecommunications operators in India. Each of them is an indirect non wholly owned subsidiary of both HWL and HTIL and a connected person of HWL and HTIL by virtue of it being an associate of the Kotak Mahindra Group, which is also a substantial shareholder of other Indian subsidiaries of both HWL and HTIL.

The entering into of the Loan Agreement by JKF and UMT on a joint and several basis and the procurement of the SBLC by HTIL each constitutes a connected transaction for HWL and HTIL under Listing Rule 14A.13(2)(a)(i). As the Loan Agreement and the provision of the SBLC are each on normal commercial terms and the relevant percentage ratios for both HWL and HTIL are more than 0.1% but less than 2.5%, the provision of such financial assistance is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As at the date of this announcement, the HWL Directors and HTIL Directors are:

HWL:

Executive Directors:	Non-executive Directors:
Mr. LI Ka-shing (Chairman)	Mr. George Colin MAGNUS
Mr. LI Tzar Kuoi, Victor (Deputy Chairman)	Mr. William SHURNIAK
Mr. FOK Kin-ning, Canning
Mrs. CHOW WOO Mo Fong, Susan	Independent Non-executive Directors:
Mr. Frank John SIXT	The Hon. Sir Michael David KADOORIE

Mr. LAI Kai Ming, Dominic	Mr. Holger KLUGE
Mr. KAM Hing Lam	Mr. William Elkin MOCATTA
(Alternate to The Hon. Sir Michael David Kadoorie)
Mr. Simon MURRAY
Mr. OR Ching Fai, Raymond
Mr. WONG Chung Hin
(also Alternate to Mr. Simon Murray)
HTIL:
Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	(Alternate to Mr. Fok Kin-ning, Canning)
(Alternate to Mr. Dennis Pok Man Lui)	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff	Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Tim Pennington)	(Alternate to Mr. Frank John Sixt)
Mr. Naguib SAWIRIS
Mr. Aldo MAREUSE
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“associate”	shall have the meaning ascribed to it in the Listing Rules

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange (Stock Code: 2332)

“HTIL Board”	the board of HTIL Directors

“HTIL Directors”	directors of HTIL

“HTIL Group”	HTIL and its subsidiaries

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 013)

“HWL Board”	the board of HWL Directors

“HWL Directors”	directors of HWL

“HWL Group”	HWL and its subsidiaries

“JKF”	JayKay Finholding (India) Private Limited, an indirect non wholly owned subsidiary of HWL and HTIL and a connected person of HWL and HTIL by virtue of it being an associate of the Kotak Mahindra Group

“Kotak Mahindra Group”	Kotak Mahindra Capital Co., a company incorporated in India, and its subsidiaries

“Lender”	the lender under the Term Loan Facility, being a financial institution independent of HWL and of HTIL

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan Agreement”	the loan agreement dated 17 December 2005 entered into between JKF and UMT as borrowers and the Lender in respect of the Term Loan Facility

“percentage ratios”	shall have the same meaning ascribed to that expression in the Listing Rules

“SBLC Credit Agreement”	the credit agreement dated 19 December 2005 and made between HTIL and the SBLC Issuer in relation to the SBLC

“SBLC Issuer”	the issuer of the SBLC, being a financial institution independent of HWL and of HTIL

“SBLC”	a short term one year standby letter of credit in the amount of US$125 million (approximately HK$969 million) issued by the SBLC Issuer on 19 December 2005 pursuant to the terms of the SBLC Credit Agreement

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“Term Loan Facility”	the term loan facility in the principal amount of INR5,100 million (or approximately US$113.2 million or HK$877.5 million) provided by the Lender to JKF and UMT pursuant to the terms of the Loan Agreement

“UMT”	Usha Martin Telematics Limited, a company incorporated in India and a non wholly owned subsidiary of HWL and HTIL and a connected person by virtue of it being associate of the Kotak Mahindra Group

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“INR”	Indian Rupee, the lawful currency of India

“US$”	United States Dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of HK$7.7522 to US$1.00 and HK$1.00 to INR5.80 are adopted.

By Order of the Board	By Order of the Board
Hutchison Whampoa Limited	Hutchison Telecommunications
Edith Shih	International Limited
Company Secretary	Edith Shih
Company Secretary

Hong Kong, 21 December 2005

Exhibit 1.3

Orascom Telecom Acquires Strategic Stake in Hutchison Telecom

(1600 GMT; 21 December 2005) Hutchison Whampoa Limited (“HWL”) and Orascom Telecom Holding (“Orascom Telecom”) jointly announced a comprehensive global strategic alignment of their mobile businesses in emerging markets including:

•	Acquisition by Orascom Telecom of a 19.3% interest in Hutchison Telecommunications International Limited (“Hutchison Telecom”) from HWL for a total purchase price of HK$10.1 billion (US $ 1.3 Billion) or the equivalent of HK$11 per Hutchison Telecom share.

•	A Shareholder Agreement between HWL and Orascom Telecom extending to Orascom Telecom governance rights in respect of Hutchison Telecom commensurate with the acquired stake.

•	A strategic Co-Operation Agreement between Orascom Telecom and Hutchison Telecom to align their respective procurement processes to exploit synergy benefits fully between their businesses, including in relation to network equipment and software procurement, IT procurement, international roaming and transmission costs.

•	The formation of a Joint Steering Committee to identify and pursue co-operation opportunities

•	Nomination of Mr. Naguib Sawiris and Mr. Aldo Mareuse to the Board of Hutchison Telecom

There are strong complementary similarities between Orascom Telecom and Hutchison Telecom: both are successful multi-country operators offering predominantly mobile services in countries with large populations and low penetration of telecommunications services. There is no overlap in the markets where Orascom Telecom and Hutchison Telecom own and control their respective operations. The combined geographic footprint of Orascom Telecom and Hutchison Telecom includes important interlocking adjacent markets such as Orascom Telecom’s operations in Pakistan and Bangladesh and Hutchison Telecom’s operations in India and Sri Lanka. On a combined basis, Orascom Telecom and Hutchison Telecom control mobile operators in fifteen countries representing a licensed area covering roughly 2.0 billion people. The two Groups together served over 40 million mobile subscribers as at September 30, 2005.

Under the Shareholder Agreement, Orascom Telecom will nominate two non-executive directors to the nine member board of Hutchison Telecom, which will be also include two non-executive directors nominated by HWL, two executive directors, and three independent non-executive directors. In addition, Orascom Telecom will have representation at the operating subsidiary Board level in Hutchison Telecom’s most populous and fastest growing markets. HWL and Orascom Telecom have also agreed a number of other matters including:

•	A stand still period of two years in which, apart from some exceptions, neither party will be able to sell any of its stake in Hutchison Telecom;

•	Rights of first refusal for both parties in case of a sale after the expiration of the stand still period and tag-along rights for Orascom Telecom on any sale of over 10% of Hutchison Telecom by HWL.

Commenting on the transaction, HWL Group Managing Director Mr. Canning Fok said:

“This transaction is without doubt a very significant and strategic milestone for Hutchison Telecom, which has continued to successfully grow and expand the scope of its businesses in key emerging mobile markets at an extremely rapid pace since its listing in October 2004. Orascom Telecom is a leading emerging-market mobile operator that has built successful businesses in countries with large populations and low penetration of telecommunications services, including Algeria, Egypt and Pakistan. Orascom Telecom does not compete with Hutchison Telecom in any of its markets and our combined operations today address markets representing more than 30% of the world’s population. Over 40 million mobile customers are served by one or the other of us globally. Orascom Telecom will add real value to Hutchison Telecom through its involvement as a shareholder and strategic partner. We look forward to growing the Hutchison Telecom business together with Orascom Telecom in the years to come and I strongly believe that this transaction may lead us in due course toward an even deeper alignment between our Groups in future.”

Mr. Naguib Sawiris, Chairman and Chief Executive Officer of Orascom Telecom affirmed:

“This is an important first step with both HWL and Hutchison Telecom. We have often expressed our keen interest to enter some of the largest and highest growth mobile markets in the world like India, Indonesia and Vietnam. The tie up with Hutchison Telecom presents Orascom Telecom with exposure to these markets. Combining the equipment procurement of Orascom Telecom and Hutchison Telecom will increase our leverage with suppliers, reducing the costs of network expansion in all our markets. Looking ahead, Hutchison Telecom and Orascom Telecom may find additional ways to combine strengths and we can find ways to work together with HWL as they develop successful mobile operations elsewhere in the world.”

Mr. Dennis Lui, Chief Executive Officer of Hutchison Telecom added:

“I am pleased to welcome Orascom Telecom as a new strategic shareholder. In addition to having the continued strong support of our largest shareholder HWL, we look forward to working closely with Orascom Telecom as we continue to grow our businesses. In addition to clear procurement and other cost synergies, I believe we will also be able to work together very effectively to expand and develop our joint footprint in emerging mobile markets at a rapid pace”

The transaction was entered into and completed today with 10% of the purchase price paid in cash and the balance being satisfied by issue of the Promissory Note which is due on 28 February 2006. As a result, Hutchison Telecom has become a 49.8%-owned associate company of HWL. In addition to the 19.3 % of Hutchison Telecom it acquired today, Orascom Telecom will also have the conditional right to purchase a further 3.7% interest in Hutchison Telecom from HWL within the next 12 months at a price no less than HK$11 per share. Orascom Telecom expects to equity account for its stake in Hutchison Telecom.

As a result of today’s sale of 19.3% of Hutchison Telecom, HWL will recognize a one-time gain of HK$7.4 billion (US$955 Million). Proceeds from the sale will be used for general corporate purposes.

End

About Hutchison Whampoa Limited

Hutchison Whampoa Limited (HWL) is a leading international corporation committed to innovation and technology with businesses spanning the globe. Its diverse array of holdings range from some of the world’s biggest retailers to property development and infrastructure to the most technologically-advanced and marketing-savvy telecommunications operators. HWL reports consolidated turnover of approximately HKD179 billion (USD23,000 million) and HKD109 billion (USD14,000 million) for the year ended 31 December 2004 and for the six months ended 30 June 2005 respectively. With operations in 53 countries and over 200,000 employees worldwide, Hutchison has five core businesses - ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy and infrastructure.

The Group is one of the leading owners and operators of telecommunications infrastructure, offering a wide range of related services in 17 countries. These include third-generation (3G) multi-media mobile telecommunications and second-generation mobile phone systems, fixed-line services, fibre optic broadband networks and radio broadcasting.

HWL’s flagship companies include Hutchison Port Holdings, Hutchison Telecom, Hutchison Whampoa Properties, A.S. Watson, and Cheung Kong Infrastructure.

About Orascom Telecom Holding

Orascom Telecom Holding S.A.E. (“Orascom Telecom”) is a leading mobile telecommunications company operating in seven emerging markets in the Middle East, Africa and South Asia, having a total population under license of approximately 460 million with an average mobile telephony penetration of approximately 11.5%. Orascom Telecom operates GSM networks in Algeria (“Djezzy”), Pakistan (“Mobilink”), Egypt (“MobiNil”), Tunisia (“Tunisiana”), Iraq (“IraQna”), Bangladesh (“Banglalink”), and Zimbabwe (“Telecel Zimbabwe”). Orascom Telecom had approximately 25.5 million subscribers as of September 2005.

Orascom Telecom is traded on the Cairo & Alexandria Stock Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDR is traded under the symbol(ORTEq.L, OTLD LI) For more information about Orascom Telecom Holding please visit: www.orascomtelecom.com

About Hutchison Telecom International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on The Stock Exchange of Hong Kong under the stock code 2332.

For more information about Hutchison Telecom, see www.htil.com.

For further information please contact:

Hutchison Whampoa Limited Laura Cheung Tel: (852) 2128 1289 E-mail: laurac@hwl.com.hk Euginie Kwok Tel: (852) 2128 1343 E-mail: euginiek@hwl.com.hk

Orascom Telecom

Investor Relations

Hatim E. El Gammal

Telephone: +202 461 5121

Fax: +202 461 5125

E-mail: hgammal@otelecom.com

Public Relations &

Communications

Sabrine El Hossamy

Telephone: +202 461 5141

Fax: +202 461 5145

E-mail: shossamy@otelecom.com

Hutchison Telecom International Limited Mickey Shiu Tel: (852) 2128 3107 Mobile: (852) 9092 8233 E-mail: mickeyshiu@htil.com.hk